Mail Stop 4561

May 16, 2008

Mordechai Guttman, CEO
HPC POS System, Corp.
220 Little Falls Road, Unit #4
Cedar Grove, NJ 07009

> **Re: HPC POS System, Corp.**
> **Amendment No. 2 to Form S-1**
> **Filed May 9, 2008**
> **File No. 333-149188**

Dear Mr. Guttman:

We have reviewed the above-captioned filing and your response letter and have the following comment.

Financial Statements

1.   Please amend your registration statement to include updated financial statements and related financial information. See Rule 8-08 of Regulation S-X.

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As appropriate, please amend your filing in response to this comment. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding this comment, please contact Evan S. Jacobson at (202) 551-3428, or in his absence, Maryse Mills-Apenteng, at (202) 551-3457. If you thereafter require further assistance, you may contact me at (202) 551-3735.

                Sincerely,

                Barbara C. Jacobs
                Assistant Director

cc: <u>Via Facsimile (212) 644-6498</u>
        Gary B. Wolff, Esq.